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                                              Filed by Kana Communications, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                       Subject Company: Broadbase Software, Inc.
                                                  Commission File No.: 000-26789


KANA AND BROADBASE ANNOUNCE NEW CHIEF FINANCIAL OFFICER FOR THE ANTICIPATED COMBINED COMPANY

REDWOOD CITY, Calif. and MENLO PARK, Calif.--May 24, 2001--Kana Communications, Inc. (NASDAQ:KANA), a leading provider of Web-architected enterprise relationship management (eRM) solutions, and Broadbase Software, Inc., (NASDAQ:BBSW), the leading provider of intelligent customer interaction(TM) software, today announced the appointment of Brett White as the new Chief Financial Officer for the anticipated combined company, Kana. Mr. White will be joining Broadbase Software with the title of Chief Financial Officer until the closing of the pending merger, at which time he will become CFO of the combined company.

Mr. White was formerly Vice President of Finance for Oracle Corporation, where he directed financial operations for Oracle's $2.5 billion worldwide consulting business and its $500 million worldwide vertical applications license business. At Oracle, he was responsible for the global finance function of these groups, as well as for driving increased profitability through operational process improvement and improved business planning and execution.

Most recently, Mr. White was Managing Executive Vice President of Field Finance and Operations at marchFIRST, a 9,000 employee professional services firm. Mr. White was responsible for financial operations for the entire field organization. He joined marchFIRST through its acquisition of USWeb/CKS, where he was Executive Partner of Finance and Operations. Following the acquisition, Mr. White led the integration of legacy business practices on behalf of marchFIRST and was a member of the firm's management committee.

"I am thrilled to join the Kana team," said Mr. White, "I believe Kana is well positioned to leverage its outstanding technology and pursue further innovative eCRM solutions. I am especially excited about the pending merger of Kana and Broadbase and look forward to helping the new entity lead the market and achieve profitability."

Chuck Bay, Broadbase Software's CEO, and the designated CEO for the pending combined company of Kana and Broadbase, is equally enthused: "We are very optimistic about Brett's appointment. He is a proven leader with a very strong track record in directing financial operations and increasing profitability in a technology setting. His business acumen will be invaluable in helping the combination of Kana and Broadbase to execute on our competitive lead and Kana's new opportunities."

Jay Wood, Chairman and CEO of Kana, added "Brett is the kind of financial leader that can assist Kana in its drive to become the leader in the eCRM market. He is an experienced professional who will assist the company in realizing its goal of profitability."
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About Kana Communications Inc.

Kana Communications, Inc., a leading provider of Web-architected enterprise relationship management (eRM) solutions, delivers a broad range of world-class, integrated e-business and interaction applications with a modular and scalable platform for both Internet and Global 2000 companies. Kana delivers solutions that offer customers, partners and the enterprise a global view of their communications and relationships. This global view includes managing the full set of communications channels such as e-mail, Web, chat, instant message, VOIP, phone and person-to-person, as well as e-business and communications applications to integrate the marketing, sales and service functions. This full-service suite enables e-businesses to compete and succeed in today's customer-driven economy. For more information about the solutions found in Global 2000 and leading Internet customers, please visit Kana at www.kana.com.
                                                     ------------

About Broadbase

Broadbase Software is the leading provider of customer-focused analytic, marketing automation and e-service software applications that analyze customer data from multiple touch points, and use that information to execute marketing campaigns, improve online merchandizing and content, increase site stickiness and personalize all customer interactions. Broadbase has provided critical e-commerce infrastructure to more than 500 customers, including ADP, BEA Systems, Cisco Systems, Compaq Computers Ltd., Credit Suisse, Eddie Bauer, EDS, Fidelity Investments, Hewlett Packard, Kodak, Palm Computing, Polycom, United Airlines and Verizon. Headquartered in Menlo Park, CA, Broadbase has a rapidly growing global presence with locations throughout North America, Europe and Asia.

NOTE: Kana Communications, Kana and the Kana logo are trademarks of Kana
Communications, Inc.   Broadbase is a trademark of Broadbase Software, Inc.  All
other company and product names may be trademarks of their respective owners.

Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995:

Information that involves each company's financial forecasts, projections, expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties.
These statements include statements about each company's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this release are based upon information available to each company as of the date of the release, which may likely change, and neither party assumes any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, slowing economic conditions; competition in each of our marketplace; risks associated with the evolving and varying demand for eCRM customer communication and similar software; lack of market acceptance of each company's products or services; inability to integrate and enhance existing products and services within budget and on schedule, and develop new products and services on a timely basis; introduction of new products or services by
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competitors; inability to attract and retain qualified employees; the ability to manage cash and expenditures; each company's history of losses; the ability to expand sales; inability to manage business in light of recent management changes and personnel reductions; litigation over property rights; and general economic factors, particularly as it affects spending by our prospective customers on software products such as ours.

In addition, statements that describe the proposed merger and the anticipated results of combining the product lines and businesses of Kana and Broadbase, include forward looking statements. The expected benefits of the proposed combination may not be realized for a number of reasons including the following: the merger may not be approved by the stockholders of Kana and Broadbase and the other conditions of closing may not be satisfied; the announcement of the merger may disrupt the companies' normal sales cycles because their sales forces may be distracted by the pending business combination or because customers may delay new orders until the merger is closed and the sales forces and product lines are combined; the combined product lines may not be as broad as those of some of the competitors of Kana and Broadbase, and the merger could cause Kana and Broadbase's business partners and potential competitors to acquire other product lines that would compete directly with the combined company; Kana and Broadbase may not be able to rapidly integrate the operations or retain the key employees; the combined company may not achieve the increase in revenues that it expects or the optimal mix between license and service revenues that it targets to achieve its profitability goals. These and other factors are risks associated with each of our businesses that may affect our operating results are discussed in the each company's filings with the Securities and Exchange Commission ("SEC"), including each company's most recent annual report on Form 10-K and quarterly report on Form 10-Q, and the Registration Statement on Form S-4 filed by Kana.

Additional Information and Where to Find It

Kana Communications has filed a Registration Statement on SEC Form S-4 in connection with the merger, and Kana and Broadbase expect to mail a Joint Proxy Statement/Prospectus to stockholders of Kana and Broadbase containing information about the merger. Investors and security holders of Kana and Broadbase are urged to read the Registration Statement and Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus contains important information about Kana, Broadbase, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also obtained from Broadbase by directing a request through the Investor Relations portion of Broadbase's site Investor Relations Department, 500 Broadway, Redwood City, CA 94063 or from Kana at Kana Communications, Inc., 740 Bay Road, Redwood City, CA 94063, attention: Investor Relations, telephone: 650-298-9282. In addition to the Registration Statement and the Proxy Statement/Prospectus, Kana and Broadbase file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Kana and Broadbase at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further
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information on the public reference rooms. Kana Communications' and Broadbase
Software's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Merger

The directors and executive officers of Kana Communications and Broadbase Software have interests in the merger, some of which may differ from, or may be in addition to, those of Broadbase Software's stockholders generally. A description of the interests that Kana Communications and Broadbase Software's directors and executive officers have in the merger is available in the Joint Proxy Statement/Prospectus.

Solicitation of Proxies

Kana Communications, its directors, executive officers and certain other members of its management and employees may be soliciting proxies from Kana stockholders in favor of the merger. Broadbase Software, its directors, executive officers and certain other members of its management and employees may be soliciting proxies from Broadbase stockholders in favor of the merger. Information concerning the participants are set forth in the Joint Proxy Statement/Prospectus when it is filed with the Securities and Exchange Commission.